Terms of the Notes

The Capped Buffered Enhanced Return Notes provide you a leveraged return, subject to the Max Return, if the Ending Value of the Underlying is greater than the Starting Value. If the Ending Value of the Underlying is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount at maturity. If the Ending Value of the Underlying is less than the Threshold Value, there is full exposure to declines in the Underlying beyond the Threshold Value, and you will lose some or a significant portion of your investment in the Notes. Any payments on the Notes will be calculated based on $1,000 in principal amount of Notes and will depend on the performance of the Underlying, subject to the credit risk of BofA Finance and BAC.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 15 months
Underlying:	The ARK Innovation ETF (Bloomberg symbol: “ARKK”).
Pricing and Issue Dates*:	May 25, 2021 and May 28, 2021, respectively
Upside Participation Rate:	200%
Max Return:	At least $1,150.00 per Note, which represents a return of at least 15.00% over the principal amount.
Threshold Value:	85% of the Starting Value
Threshold Rate:	100%
Redemption Amount:

The Redemption Amount per $1,000 in principal amount of Notes will be:

a) If the Ending Value of the Underlying is greater than the Starting Value:

b) If the Ending Value of the Underlying is equal to or less than the Starting Value but greater than or equal to the Threshold Value:

$1,000; or

c)  If the Ending Value of the Underlying is less than the Threshold Value:

In this case, the Redemption Amount will be less than the principal amount and you could lose up to 90% of your principal amount.

Initial Estimated Value Range:	$900 - $940 per Note.
Underwriting Discount:*	$22.50 (2.25% of the public offering price) per Note.
CUSIP:	09709UJT6
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000089109221003971/e13406-424b2.htm
* Subject to change

Hypothetical Payout Profile

This graph reflects the return on the Notes based on the Upside Participation Rate of 200%, the Threshold Value of 85% of the Starting Value, the Threshold Rate of 100% and the Max Return of $1,150.00 per Note. The green line reflects the return on the Notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Underlying, excluding dividends. This graph has been prepared for purposes of illustration only.

Hypothetical Underlying Return	Redemption Amount per Note	Return on the Notes
60.00%	$1,150.00	15.00%
40.00%	$1,150.00	15.00%
30.00%	$1,150.00	15.00%
20.00%	$1,150.00	15.00%
7.50%	$1,150.00	15.00%
5.00%	$1,100.00	10.00%
0.00%	$1,000.00	0.00%
-3.00%	$1,000.00	0.00%
-15.00%(1)	$1,000.00	0.00%
-30.00%	$850.00	-15.00%
-50.00%	$650.00	-35.00%
-100.00%	$150.00	-85.00%
(1) This is the hypothetical Threshold Value of the Underlying.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	The return on the Notes will be limited to the Max Return.
•	The Notes do not bear interest.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payments on the Notes are subject to the credit risk of BofA Finance and the credit risk of the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The Redemption Amount will not reflect changes in the price of the Underlying other than on the Valuation Date.

•	The anti-dilution adjustments will be limited.
•	The sponsor or investment advisor of the Underlying may adjust the Underlying in a way that affects its prices, and the sponsor or investment advisor has no obligation to consider your interests.
•	The performance of the Underlying may not correlate with the performance of its underlying index as well as the net asset value per share or unit of the Underlying, especially during periods of market volatility.
•	An investment in the Notes may involve risks that are associated with investments that are linked to the equity securities of issuers from emerging markets.
•	An investment in the Notes may involve risks associated with foreign securities markets.
•	The Underlying is subject to management risk. An investment in the Notes may involve risks associated with micro, small and mid-size capitalization companies.
•	The Underlying is subject to risks associated with disruptive innovation companies.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated April 29, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.